SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 7, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: September 7, 2006

* Print the name and title of the signing officer under his signature.
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RVI ANNOUNCES RVI ANNOUNCES

ROCKWELL VENTURES INC.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365 TSX-V: RVI
Fax 604 684∙8092 OTCBB: RVINF
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL ANNOUNCES TEAM TO MANAGE & GROW
ITS SOUTHERN AFRICAN DIAMOND BUSINESS

September 7, 2006, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") announces that a highly experienced management and operations team has been appointed to expand its diamond mining and exploration programs in the Republic of South Africa ("RSA") and the Democratic Republic of Congo ("DRC").

Dr. John Bristow, PhD, has been appointed as President and Chief Operating Officer and Mr. David Copeland, P.Eng., as Chief Executive Officer. Mr. Hennie Van Wyk will assume the role of Operations Director, Mr. Jeffrey Brenner the position of Marketing and Sales Director, Mr. Jeremy Crozier, M.Sc., MBA, the role of New Projects Manager. Mr. Bristow and Mr. Brenner have also been appointed as Directors of the Company. Former President and CEO, Ronald Thiessen, will remain on the Board of Directors.

John Bristow has over 30 years experience in the diamond business, initially with De Beers and most recently as CEO of Kalahari Diamonds plc, which successfully merged with Petra Diamonds in 2005. In 1998, Mr. Bristow played a key role in listing alluvial diamond producer Gem Diamond Mining Corporation ("Gem") on the Johannesburg Stock Exchange. Mvelaphanda Diamonds (Proprietary) Limited subsequently acquired a controlling interest in Gem, then merged with the Trans Hex Group, South Africa's largest publicly listed diamond producer, in 2000. Mr. Bristow has considerable African and International experience in the exploration, evaluation and mining of kimberlite and alluvial diamond deposits.

Hennie Van Wyk has effectively established and operated large alluvial diamond mining operations in the Kimberley area, RSA for the past 12 years. He is a founding member of H C Van Wyk Diamonds (Pty) Limited, which is being acquired by Rockwell. The Van Wyk operations employ about 400 people, utilizing a fleet of 75 pieces of modern earth moving equipment and a cost effective, modern processing and recovery plant. Mr. Van Wyk will provide the Company with unique operational and management skills based on the successful start-up, development and operation of these alluvial diamond mining operations.

Jeffrey Brenner is a leading international diamantaire - a specialist in the valuation, marketing and sales of rough diamond production from alluvial deposits. His ability to evaluate rough diamonds will be important to the success of the alluvial operations. From a corporate perspective, Mr. Benner's role will be to use his extensive knowledge of South African alluvial diamonds in networking activities in Belgium and other key trading centers and to market the large and high quality gemstones (the average value of which are in excess of US$1000 per carat) produced from the newly acquired South African properties. He will also supervise the sale of diamonds produced in the DRC.

Jeremy Crozier is a highly experienced diamond geologist who brings 10 years of varied assignments with DeBeers and Harwood International. He has worked in Guinea, Mauritania, Ivory Coast, Gabon, DRC, Tanzania, and RSA, and has a wide range of experience in project logistics, technical evaluation, project management, and country evaluation. Initially, he will be responsible for all phases of new project development as well as assisting in the optimization of existing operations.

David Copeland, P.Eng., has a background that encompasses over 30 years in advanced exploration and project development in a variety of settings throughout the world. Notably, he was part of a team in the mid 1970's that successfully applied large scale mechanized mining to alluvial gold deposits in the Yukon, Canada. He also brings solid experience in financial management and project systems as well as an extensive background in government/regulatory affairs and community engagement. He has been instrumental in bringing a number of deposits through the advanced stages of exploration and development to create shareholder value.

Africa produces more than 50% of the world's diamonds, by value, including many of its largest and highest value gemstones. A large number of +2 carat stones are recovered from alluvial deposits near Kimberley and adjacent to the Orange River in RSA, and in the DRC, Angola and West Africa.

Rockwell and Durnpike Investments (Pty) Limited have signed an Agreement in Principle with respect to the acquisition (the "Acquisition") of four alluvial diamond properties, two of which are the Holpan/Klipdam and Wouterspan properties in RSA, as described in a news release dated June 30, 2006. The Acquisition is expected to be completed in October 2006. Completion of the Acquisition is subject to, among other things, receipt of required regulatory approvals, including the approval of the TSX Venture Exchange

The Holpan and Klipdam mining operations are located north of Kimberley, and the Wouterspan project is located on the Middle Orange River west of Kimberley. Acquisition of these operations will allow Rockwell to secure a unique niche as a diamond producer, as the average stone size from the deposits is approximately 2 carats per stone. Since January 1, 2006, 16 stones that are larger than 20 carats have been produced from Holpan/Klipdam, and Wouterspan has produced 15 stones that are larger than 2 carats, including a 156 carat D flawless and 39 carat D flawless diamond. Aside from attracting top-dollar prices, stones of this size and quality typically retain their value during market weakness, thereby mitigating the Company's risk profile in respect of market conditions.

The above appointments will be supported by an established administrative and support staff, based at the Company's mining operations near Kimberley, as well as continuing to draw on the considerable technical and corporate expertise of the Hunter Dickinson team in Vancouver. Rockwell is working toward securing other diamond projects in RSA with a Black Empowerment partner, and is pursuing additional opportunities in DRC.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
Director

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                                                                                                 Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.